                                                    ----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:        3235-0145
                                                    Expires:    October 31, 1997
                                                    Estimated average burden
                                                    hours per response...  14.90
                                                    ----------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                         Warner Insurance Services, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                             Common, $0.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  934467 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                   Alan J. Perkins, Gardere & Wynne, L.L.P.
       1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-3000
       ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 3, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D
CUSIP No.  934467 10 1                                    Page  2  of  7  Pages
          ------------                                         ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Software Investments Limited
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     British Virgin Islands
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,609,633
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,404,662
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,609,633
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,404,662
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,014,295
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.03%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 934467 10 1                                     Page  3  of  7  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Care Corporation Limited
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     British Virgin Islands
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,500,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,500,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,500,000
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.89%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Warner Insurance Services, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 18-01 Pollitt Drive, Fair Lawn, New Jersey 07410.

ITEM 2. IDENTITY AND BACKGROUND.


        (a), (b) and (c): The following sets forth the information required by Items 2(a), (b) and (c):

               1. Software Investments Limited, a British Virgin Islands corporation ("SIL"), is principally engaged in the investment business. SIL is owned by Software Trust, a Jersey Discretionary Settlement, the trustee of which is First Island Trustees Limited. The directors of SIL are Brian Lowcock, Mark D. Johnston, Colin Smartt, Clive Barton and Stephen Milsom. The business address of SIL is Abbott Building, P.O. Box 3186, Main Street, Road Town, Tortola, British Virgin Islands. The business address of Software Trust and First Island Trustees Limited is First Island House, Peter Street, St. Helier, Jersey, Channel Islands.

               2. Care Corporation Limited, a British Virgin Islands corporation ("Care"), is principally engaged in the investment business. A majority of the shares of equity stock of Care is owned by Care Trust, a Jersey Discretionary Settlement, the trustee of which is First Island Trustees Limited. The directors of Care are Brian Lowcock, Mark D. Johnston, Colin Smartt, Clive Barton and Stephen Milsom. The business address of Care is Abbott Building, P.O. Box 3186, Main Street, Road Town, Tortola, British Virgin Islands. The business address of Care
                   Trust and First Island Trustees Limited is First Island House, Petter Street, St. Helier, Jersey, Channel Islands.

        (d) None of the directors or executive officers of SIL or Care has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the directors or executive officers of SIL or Care has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Brian Lowcock, Clive Barton and Stephen Milsom are citizens of the United Kingdom and residents of the British Channel Islands;
            Mark D. Johnston is a citizen of Australia and a resident of Monaco; and Colin Smartt is a citizen and resident of Australia. Neither SIL nor Care have separate executive officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     SIL owns of record and beneficially 1,412,758 shares of the Company's Common Stock, which


                                Page 4 of 7 Pages
were purchased at a price of $2.00 per share or an aggregate purchase price of $2,825,516 pursuant to a Stock Purchase Agreement dated as of March 31, 1996, by and among the Company, SIL and Care ("Stock Purchase Agreement"). The closing of the transactions contemplated by the Stock Purchase Agreement was completed on April 3, 1996. The funds used to acquire the Company's Common Stock came from available working capital and/or available cash on hand of SIL.

     See Item 5 below for a description of certain other shares of Common Stock deemed to be beneficially owned by SIL.

     Care owns of record and beneficially 2,500,000 shares of the Company's Common Stock, which were issued to Care pursuant to the Stock Purchase Agreement in exchange for an exclusive license to certain software owned by Care for use in Canada, Mexico, Central America and South America pursuant to an Exclusive Software License Agreement, dated as of March 31, 1996, by and between Care, the Company, and a wholly owned subsidiary of the Company ("Exclusive Software License Agreement").

ITEM 4. PURPOSE OF TRANSACTION.

     SIL and Care are holding their shares of the Company's Common Stock for investment. SIL and Care have no present intentions to cause the Company to engage in any extraordinary transactions; to sell or transfer any of the Company's material assets or the assets of its subsidiary; to effect any change of the Company's business, corporate structure, capitalization, dividend policy, or certificate of incorporation; or to delist or terminate the registration of any securities of the Company; but reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

     Pursuant to Section 9.1 of the Stock Purchase Agreement, the Company shall take all necessary action to accomplish the following: (a) Mark Donald Johnston shall be elected as a Director of the Company in the class of 1996 as the designee of SIL and Care to the Company's Board of Directors (a "Care Designee"); (b) a Care Designee, which may be Mark Donald Johnston or a successor designated to the Company by SIL and Care, shall be included as one of the management nominees for Director of the Company at each meeting of the stockholders, beginning with the 1996 meeting of stockholders; (c) if the Care Designee is not elected at the 1996 annual meeting of stockholders or any subsequent annual meeting called for the purpose of reelecting or electing such class of Directors, the Company shall elect the Care Designee to its Board of Directors, and amend its By-Laws to create any vacancy if required, to serve for a period equal to the remainder of the term of such class of Directors; (d) if, at any time, any Care Designee shall decline or be unable to serve as a Director of the Company, another Care Designee shall be elected as a Director of the Company to fill the vacancy thus created. Each Care Designee shall have all voting and other rights provided to Directors of the Company generally. The Company shall be required to comply with this Section 9.1 for as long as SIL and Care collectively hold an aggregate of 20% or more of the issued and outstanding shares of the Company's Common Stock. Mark Donald Johnston was elected as a Director of the Company effective April 16, 1996.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b): The following sets forth the information required by Items 5(a) and (b):

     SIL is the beneficial owner of 1,412,758 shares of the Company's Common Stock and presently exercisable warrants to purchase 196,875 shares of Common Stock over which SIL has sole voting and dispositive power. In addition, the Company has transferred to SIL a presently exercisable right to acquire (i) 1,628,100 shares of the Company's Common Stock and (ii) presently exercisable warrants to purchase


                              Page 5 of 7 Pages

776,562 shares of the Company's Common Stock, over which SIL may be deemed to have shared voting and dispositive power. The total number of shared of the Company's Common Stock beneficially owned by SIL is 4,014,295 shares, constituting 24.03% of the Company's Common Stock.

     Care is the beneficial owner of 2,500,000 shares of the Company's Common Stock, over which Care has sole voting and dispositive power. The 2,500,000 shares of Common Stock owned by Care constitute 15.89% of the issued and outstanding shares of Common Stock.

     (c) The only transactions in the Company's Common Stock effected by or for SIL and Care within the last 60 days are:

         1. The purchase by SIL on April 3, 1996, of (i) 1,412,758 shares of the Company's Common Stock at a price of $2.00 per share, (ii) warrants to purchase 196,875 shares of the Company's Common Stock at a price of $2.00 per share, (iii) a right to acquire 1,628,100 shares of the Company's Common Stock at a cash price equal to the greater of $3.00 or 50% of the then market price of a share of Warner Common Stock (market price means the average closing price for a share of Warner Common Stock on such market which is or may become the major trading market for Warner Common Stock for the five business days immediately prior to the notice of exercise of such option), and (iv) a right to acquire Warrants to purchase 776,562 shares of the Company's Common Stock at an aggregate price of $3.00 per share; and

         2. Care acquired 2,500,000 shares of the Company's Common Stock on April 3, 1996, pursuant to the Stock Purchase Agreement, in exchange for Care transferring to the Company a license to certain software owned by Care pursuant to the Exclusive Software License Agreement (See Item 3 for a description).

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Filing of Schedule 13D


     Exhibit B - Stock Purchase Agreement, dated as of March 31, 1996, by and among the Company, SIL and Care (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated March 28, 1996, and filed with the Commission on April 8,
                 1996)


                              Page 6 of 7 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 12, 1996

                                       SOFTWARE INVESTMENTS LIMITED


                                       By: /s/ Stephen Milson
                                          ------------------------------------
                                          Director



                                       CARE CORPORATION LIMITED


                                       By: /s/  Clive Barton
                                          ------------------------------------
                                          Director







190831/GW02








                              Page 7 of 7 Pages

                                                               EXHIBIT A



                 AGREEMENTS REGARDING FILING SCHEDULE 13D

     Each of the undersigned hereby agrees that the Schedule 13D to which this agreementt is filed as an exhibit be filed with the Securities and Exchange Commission on behalf of the parties hereto, and hereby represents to each of the other parties hereto that it is eligible to use Schedule 13D. Each of the undersigned agrees that it is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein, and that none of the parties hereto are responsible for the completeness or accuracy of the information concerning the other parties, unless it knows or has reason to believe that the information concerning the other parties is inaccurate.

DATE: April 12, 1996

                                       SOFTWARE INVESTMENTS LIMITED

                                       By: /s/ Stephen Milson
                                          ----------------------------------
                                          Director



                                       CARE CORPORATION LIMITED

                                       By: /s/ Clive Barton
                                          ----------------------------------
                                          Director